Exhibit 99.3

Fourth Quarter and 2009 Results Hydrogenics Corporation Hydrogen Energy Storage and Power Systems

Safe Harbor Statement Certain statements in the Business Update and order backlog sections contain forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities laws. These statements are based on management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a sustained or broad economic recession, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; inability to obtain shareholder approval to allow and adjustment to the exercise price of our series B warrants; unfavourable outcome of our litigation with Alpha Capital Anstalt; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our identifiable intangible assets and goodwill; failure of a significant market to develop our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet the listing requirements of Nasdaq; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of U.S. investors to enforce U.S. civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options. Readers should not place undue reliance on Hydrogenics’ forward-looking statements. Investors are encouraged to review the section captioned “Risk Factors” in our regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission for a more complete discussion of factors that could affect our future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this presentation, and we undertake no obligation to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this presentation, unless otherwise required by law. The forward-looking statements contained in this presentation are expressly qualified by this. 2

3 Business Update Financial Update

4 Recent Highlights Fourth quarter revenues and gross margin adversely impacted by order timing and product mix Expect improving performance sequentially in 2010 Closed $10.4 million transaction with the trustees of Algonquin Power Income Fund on October 27, 2009 Backlog expanded to $19.7 million in the fourth quarter More than $100 million of quoted work in our sales funnel Industry conditions continue to improve

5 OnSite Generation Award activity $3.7 million of orders booked during quarter, growing backlog to $16.4 million Covers spectrum of customers across India, Europe, Africa, and the Middle East New renewable energy applications upon horizon Bidding on several energy storage projects in Europe and North America Working on a new end-to-end hydrogen energy management system targeting major utilities Proprietary provider of this type of turnkey, renewable, grid independent solution

 6 Power Systems Orders delayed but pipeline strong Hydrogenics has established a leading position in targeted end markets CommScope relationship key to expansion Multiple pilot units now in the field Renewable energy applications abound As part of turnkey offering, fuel cells to benefit from Hydrogenics’ leadership in energy storage and management Electrification of heavy transit in trucks, buses and boats

Renewable Energy – Dispatch vs. Sustainability


DISPATCHABILITY
HIGH
MEDIUM
LOW
SUSTAINABILITY
LOW
MEDIUM
HIGH
Allows Supply-Side Management
Requires Demand-Side Management
Open Cycle Gas Turbine (OCGT)
Combined Cycle Gas Turbine (CCGT)
Conventional Coal
Hydro
Bio-energy (biomass, biogas, and biofuels)
Coal with Carbon Capture & Storage (CCS)
Nuclear (fission or fusion)
Geothermal
OTEC
Tidal
Solar (PV & Thermal)
Wave
Wind
with storage
Legend
Finite, geological resource
Renewable, no UK resource
Renewable, constrained resource
Renewable, large resource
Carbon intensity
HIGH
LOW
Source: Bryte Energy

Source: Bryte Energy UK

7

8 Relationship between H2 and Renewables Case Study – Wind Energy in Germany 2008 Renewable energy sources fluctuate dramatically Placing significant wind energy on grids necessitates an energy storage strategy – otherwise electricity generation costs will increase

9 Case Study: Wind Energy, the Electric Grid and H2 German Wind Energy Example Over 19,868 turbines installed Capacity: 23,044 MW Electricity production 2007: 39.6 TWh (7.2% of annual consumption)

10 Storage & Stabilization High penetration of RE in the north Hydrogen is a resource to convert RE to fuel and stabilize the grid at the same time

11 Case Study Renewables & Fluctuating Energy Availability

12 Fluctuating Wind Energy Compared to Conventional Pump Storage Capacity

13 Store Fluctuating Wind Energy Storage of Compressed Air in Salt Caverns

14 Hydrogen The Energy Storage Solution for Renewable Energy

15 September 2009, Major Companies sign up to Hydrogen Infrastructure build-up plan in Germany Large Medium Small Source: Mercedes

16 Unequalled Storage Density – Utility Scale This example (actually a NG installation covering 4 acres) would contain 2.5 Gigawatt-hours of energy storage when applied to Hydrogen 16

17 Business Update Financial Update

Notes Revenues were $4.2 million for the three months ended December 31, 2009. Revenues decreased 52% from the comparable period in 2008 primarily reflecting variations in timing of delivery of products in our OnSite Generation business unit. Revenues Three months ended December 31, 2009 $M Revenues by Business Unit 8.9 4.2 52% 18 $M Revenues

Year ended December 31, 2009 19 Revenues Revenues $M $M 52% Revenues by Business Unit 39.3 18.8 Notes Revenues were $18.8 million for the year ended December 31, 2009, a 52% decrease from the comparable period in 2008 resulting from variations in timing of delivery of products combined with lower order intake primarily in our OnSite Generation business unit. 0 5 10 15 20 25 30 35 40 2008 2009 Test Systems Power Systems OnSite Generation

Three months ended December 31, 2009 Gross Profit by Business Unit 29.0 15.8 13.2 Percentage Points Gross Profit Notes Gross profit was 15.8% for the three months ended December 31, 2009, a decrease of 13.2 percentage points from the comparable period in 2008 reflecting a higher proportion of sales from our Power Systems business unit and lower overhead absorption as a result of lower revenues in our OnSite Generation business unit. % % 20 Gross Profit

21 Gross Profit by Business Unit Gross Profit Notes Gross profit was 19.8% for the year ended December 31, 2009, a decrease of 0.3 percentage points, from the comparable period in 2008. Year ended December 31, 2009 Gross Profit % %

Three months ended December 31, 2009 Notes Cash operating costs for the three months ended December 31, 2009 includes: i) $0.4 million of severance and related expenses associated with business streamlining activities; ii) $0.3 million of costs associated with our transaction with the trustees of Algonquin Power Income Fund; and iii) $0.2 million of costs associated with the preparation of our base shelf prospectus. Cash operating costs are defined as the sum of selling, general and administrative expenses and research and product development, less stock-based compensation expense. This is a non-GAAP measure and may not be comparable to similar measures used by other companies. Management uses this measure as a rough estimate of the amount of fixed costs to operate the Corporation and believes this is a useful measure for investors for the same purpose. Refer to slide 30 for a reconciliation of this measure to loss from operations. 22 Cash Operating Costs 4.6 $M 4.4 3.9 2.7 0.7 1.7 4.0%

23 Year ended December 31, 2009 Notes Cash operating costs for the year ended December 31, 2009 include: (i) $3.3 million of transaction related expenses associated with our transaction with the trustees of Algonquin Power Income Fund; (ii) $1.0 million of costs related to business streamlining initiatives; (iii) $0.4 million of costs associated with deferred compensation arrangements indexed to our share price; and (iv) $0.6 million of costs attributable to our Test Systems business. Refer to slide 30 for a definition of our Cash Operating Costs. Cash Operating Costs 21.8 $M 21.6 16.6 14.3 5.2 7.3 1.0%

Three months ended December 31, 2009 24 Net Profit (Loss) 6.1 $M (2.0) 6.7 (1.5) (0.5) 411% (0.6) Notes Net Profit was $6.1 million for the fourth quarter of 2009 due to a $10.4 million gain in connection with our transaction with the trustees of Algonquin Power Income Fund.

25 Twelve months ended December 31, 2009 Net Loss 9.4 $M 14.3 7.5 12.3 1.9 2.0 35% Notes Net Loss was $9.4 million for 2009 largely due to a $10.4 million gain in connection with our transaction with the trustees of Algonquin Power Income Fund.

Q3/09 Backlog Orders Received Orders Delivered Q4/09 Backlog OnSite Generation $ 14.8 $ 3.7 $ 2.1 $ 16.4 Power Systems 4.3 1.1 2.1 3.3 Total $ 19.1 $ 4.8 $ 4.2 $ 19.7 As at December 31, 2009 26 Order Backlog (in $millions)

 Cash and cash equivalents, short-term investments and restricted cash $ 11.0 $ 22.7 (11.7) (51.5) Accounts and grants receivable 4.2 4.5 (0.3) (6.6) Inventories 11.7 10.1 1.6 15.8 Accounts payable and accrued liabilities 14.8 17.3 (2.5) (14.4) Dec. 31 2008 $ % ($M) Change Dec. 31 2009 27 Balance Sheet Highlights

Three months ended Dec. 31 Change 2009 2008 $ % Revenues $ 4.2 $ 8.9 (4.7) (52.8) Gross Profit 0.7 2.6 (1.9) (73.0) % of Revenues 15.8 29.0 Operating Expenses Selling, general and administrative 4.0 2.8 1.2 42.9 Research and product development 0.7 1.8 (1.1) (61.1) EBITDA (4.0) (2.0) (2.0) (100.0) Notes EBITDA is defined as earnings before interest, taxes, non-cash foreign exchange, and amortization. EBITDA is a non-GAAP measure and may not be comparable to similar measures used by other companies. Management uses EBITDA as a useful measure of cash flows. Refer to slide 31 for a reconciliation of this measure to net loss. 28 Q4 Results (in $ millions)

Twleve months ended Dec. 31 Change 2009 2008 $ % Revenues $ 18.8 $ 39.3 (20.5) (52.2) Gross Profit 3.7 7.9 (4.2) (53.2) % of Revenues 19.8 20.1 Operating Expenses Selling, general and administrative 17.0 15.0 2.0 13.3 Research and product development 5.2 7.3 (2.1) (28.8) EBITDA (18.5) (14.4) (4.1) (28.5) Notes EBITDA is defined as earnings before interest, taxes, non-cash foreign exchange, and amortization. EBITDA is a non-GAAP measure and may not be comparable to similar measures used by other companies. Management uses EBITDA as a useful measure of cash flows. Refer to slide 31 for a reconciliation of this measure to net loss. 29 2009 Results (in $ millions)

Three months ended December 31, 2009 Twelve months ended December 31, 2009 Cash Operating Costs $ 4.6 $ 21.8 Less: Gross profit (0.7) (3.7) Add: Stock-based compensation 0.1 0.4 Add: Amortization and impairment of property, plant and equipment 0.6 1.3 Loss From Operations $ 4.6 $ 19.8 Cash Operating Costs (in $millions) 30 Reconciliation of Non-GAAP Measures

Three months ended December 31, 2009 Twelve months ended December 31, 2009 EBITDA loss $ (4.0) $ (18.5) Add: Amortization of property, plant and equipment (0.3) (1.0) Add: Impairment of property, plant and equipment (0.3) (0.3) Add: Other income 0.3 - Add: Current income tax recovery (10.4) (10.4) Net Profit (Loss) $ 6.1 $ (9.4) EBITDA (in $millions) 31 Reconciliation of Non-GAAP Measures

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